Exhibit 99.3

PERDIGÃO S.A.	ELEVA ALIMENTOS S.A.
A publicly listed company	A publicly listed company
CNPJ/MF 01.838.723/0001-27	CNPJ/MF 92.776.665/0001-00

ANNOUNCEMENT TO THE MARKET

Pursuant to the Brazilian Securities and Exchange Commission’s (CVM) Instruction 358 of January 3 2002, as amended, the managements of Perdigão S.A. (“Perdigão”) and Eleva Alimentos S.A. (“Eleva”) wish to give notice that the eventual merger of the operations of Eleva and Perdigão is being examined. The market and the companies’ respective shareholders will be informed accordingly as to the corporate and operational structure to be implemented by the parties as well as other terms and conditions of the operation as soon as these have been finalized.

São Paulo, October 19  2007.

Nildemar Secches	Shan Ban Chum
Chairman of the Board of Directors and Chief Executive Officer of Perdigão S.A.	Chairman of the Board of Directors of Eleva Alimentos S.A.

Wang Wei Chang	Cláudio Santos
Chief Financial Officer and Investor Relations Director of Perdigão S.A.	Chief Financial Officer and Investor Relations Director of Eleva Alimentos S.A.